FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 15 February 2018

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

                                                                                                                                                                                                GlaxoSmithKline plc (the 'Company')

2018 Award under the Deferred Investment Award Programme

Notional Award

On 14 February, 2018 the Company granted an award over notional Ordinary Shares to a Person Discharging Managerial Responsibilities ('PDMR') under the GlaxoSmithKline Deferred Investment Award programme.

The PDMR joined the Company in September 2017 and the award is made under the terms of the employment offer.  The award will vest 25% on each of 4 September, 2020, 4 September, 2021, 4 September, 2022, and 4 September, 2023.

Under the programme, awards are made over notional Ordinary Shares with vesting phased over a specified period to provide long-term alignment with shareholders.  Vesting is subject to the PDMR not having served the Company notice or having been terminated by the Company for cause.  Notional dividends will accrue on the award during the vesting period through dividend reinvestment in additional notional shares.  On vesting, the award and accrued dividends will be paid in cash.  Executive Directors are not eligible to receive awards under the programme.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr L Miels
b)	Position/status	President, Global Pharmaceuticals
c)	Initial notification/ amendment	Initial Notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	A restricted award of notional Ordinary Shares under the Company's Deferred Investment Award programme.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.00	90,266.667

d)	Aggregated information	n/a (single transaction)
Aggregated volume Price
e)	Date of the transaction	2018-02-14
f)	Place of the transaction	n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 15, 2018

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc